UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment 8)

FINDEX.COM, INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)


33831D107
(CUSIP Number)

Rebecca Baum
730 FIFTH AVENUE, 26TH FLOOR
NEW YORK, NY 10019
212-359-0204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



December 16, 2010
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No 33831D107

1.	Name of Reporting Person

	Barron Partners LP

	I.R.S. Identification No. of Above Person

	431981699

2.	Check the Appropriate Box if a Member of a Group  (a)  [ ]

	(a)  [    ]
	(b)  [ x ]

3.	SEC Use Only

4.	Source of Funds

	WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)

	[    ]

6.	Citizenship or Place of Organization

	Delaware

Number of			7.	Sole Voting Power
Shares Beneficially Owned		0 shares of Common Stock
By Each				8.	Shared Voting Power
Reporting 					0
Person With			9.	Sole Dispositive Power
						0 shares of Common Stock
				10.	Shared Dispositive Power
						0
				11.	Aggregate Amount Beneficially Owned
					by Each Reporting Person
						0 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

	[    ]

13.	Percent of Class Represented by Amount in Row (11)

	0% of the Common Stock of the Issuer

14.	Type of Reporting Person

	PN

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $0.001 per share, (the "Common Stock") of FINDEX.COM,INC., a Nevada corporation (the "Issuer") having its principal executive offices at 4437 South 134th Street, Omaha, Nebraska 68137.

ITEM 2.	IDENTITY AND BACKGROUND.

This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth Avenue, 26th Floor, New York, NY 10019.

The Reporting Person is principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew Barron Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

n/a

Item 4.   Purpose of Transaction.
n/a


Item 5.   Interest in Securities of the Issuer.

(c)	On December 16th, 2010 the Reporting Person sold an aggregate amount of 4,315,469 Common Shares in an open market transaction at a price of $0.0011 per share.
(e) 	On December 16th, 2010 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or


Relationships with Respect to Securities of the Issuer.
	Not applicable.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2010


/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden, Managing Director of the General Partner of Barron
Partners LP